[Letterhead of Sutherland Asbill & Brennan LLP]

August 27, 2014

VIA EDGAR

Ms. Mary A. Cole

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.

Registration Statement on Form N-14

File No.: 333-195998

Dear Ms. Cole and Ms. Stout:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 21, 2014 with respect to the Company’s registration statement on Form N-14 (File No. 333-195998), filed with the Commission on May 15, 2014 (the “Registration Statement”), the prospectus included therein (the “Prospectus”) and the correspondence filing relating thereto, dated as of July 9, 2014 (the “Response Letter”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are indicated in the Company’s responses, such revisions are set forth in the marked pages from the Prospectus filed concurrently herewith.

Accounting Comments

1.	We note your response to prior comment 6 set forth in the Response Letter. Please advise the Staff on a supplemental basis which performance data will be carried over from Newtek Business Services, Inc. (the “Newtek Predecessor”) to the Company upon completion of the reincorporation transaction described in the Prospectus (the “Reincorporation Transaction”), including how it will be presented. For example, will the Company’s financial highlights and/or selected financial data reflect the performance of the Newtek Predecessor prior to the Reincorporation Transaction?

Ms. Mary A. Cole

Ms. Sheila Stout

Response: The Company advises the Staff on a supplemental basis that, subsequent to the Reincorporation Transaction, it expects to carry over performance data from the Newtek Predecessor pertaining to the Newtek Predecessor’s selected financial data and selected quarterly financial data, in the form set forth in Items 301 and 302 of Regulation S-K, in view of the fact that those item requirements apply to both the Company and the Newtek Predecessor. However, the Company does not expect to include financial highlights for the Newtek Predecessor, given that the Newtek Predecessor has not historically reported such information as an operating company.

2.	We note your response to prior comment 7 set forth in the Response Letter. Please confirm on a supplemental basis that the employees of the Newtek Predecessor subsidiaries that will be deconsolidated subsequent to the Reincorporation Transaction (the “Deconsolidated Subsidiaries”) are neither current employees of the Newtek Predecessor, nor will be employees of the Company upon completion of the Reincorporation Transaction.

Response: The Company confirms to the Staff on a supplemental basis that the employees of the Deconsolidated Subsidiaries are neither current employees of the Newtek Predecessor, nor will be employees of the Company upon completion of the Reincorporation Transaction.

3.	We note your response to prior comment 12 set forth in the Response Letter. Please advise the Staff on a supplemental basis whether the Company’s auditors have prepared an analysis regarding whether the Company’s sale of the guaranteed portion of its SBA 7(a) loans meets sales treatment when analyzed under U.S. generally accepted accounting principles. If so, please provide a copy of the analysis to the Staff on a supplemental basis.

Response: The Company advises the Staff on a supplemental basis that the Company’s auditors have not prepared an analysis regarding whether the Company’s sale of the guaranteed portion of its SBA 7(a) loans meets sales treatment when analyzed under U.S. generally accepted account principles. The Company’s auditors have audited the Company’s financial statements and concur with the Company’s position regarding the sale of the guaranteed portion of its SBA 7(a) loans.

4.	In the “Fees and Expenses” section of the Prospectus, please confirm that the cost of the Reincorporation Transaction is reflected in the “Offering expenses borne by Newtek MD and Newtek NY” line item. In addition, please note who will bear the costs associated with the Reincorporation Transaction and revise footnote 2 to include an estimate of the dollar amount of such costs.

Ms. Mary A. Cole

Ms. Sheila Stout

Response: The Company confirms that the cost of the Reincorporation Transaction is reflected in the “Offering expenses borne by Newtek MD and Newtek NY” line item and the Company has revised the above referenced disclosure in response to the Staff’s comment.

5.	Please confirm that the footnote references set forth in the “Fees and Expenses” section of the Prospectus reflect the appropriate footnotes set forth below in that section.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

6.	We have reviewed the draft Schedule of Investments that the Company proposes to include in the Prospectus and have the following initial comments:

a.	Please include a “cost” column in the Schedule of Investments.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

b.	Please include a footnote identifying the applicable Prime Rate at the end of the period for which the Schedule of Investments was prepared.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

c.	We note the reference to non-performing loans in the Schedule of Investments. To the extent non-performing loans are non-income producing loans, please reflect that information in a footnote.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

d.	We note that fair value appears to be equal to par value for certain non-performing assets set forth in the Schedule of Investments. Please provide the Staff on a supplemental basis with the Company’s analysis with respect to the valuation of such investments, including why par is an appropriate fair value in view of the non-performing status of such investments.

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

e.	Please explain to the Staff on a supplemental basis what is meant by the term “other portfolio companies.” In addition, please explain on a supplemental basis why some portfolio companies lack a fair value amount and why some portfolio companies have a negative cost.

Ms. Mary A. Cole

Ms. Sheila Stout

Response: The Company has revised the above referenced disclosure in response to the Staff’s comment.

* * * * *

In addition, the Company confirms that:

•	The Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.

Matthew Ash, Newtek Business Services Corp.

John Mahon, Sutherland Asbill & Brennan LLP